Exhibit 3.1

CERTIFICATE OF RETIREMENT

OF

6.50% SERIES A CONVERTIBLE PERPETUAL PREFERRED STOCK

OF

MRC GLOBAL INC.

(Pursuant to Section 243(b) of the General Corporation Law of the State of Delaware)

MRC Global Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 243(b) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: Pursuant to the authority conferred by that certain Amended and Restated of Certification of Incorporation of the Corporation (as amended, the “Certificate of Incorporation”), filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on April 11, 2012, the Board of Directors of the Corporation (the “Board of Directors”) created a series of 363,000 shares, par value $0.01 per share, of the Corporation designated as “6.50% Series A Convertible Perpetual Preferred Stock” (the “Series A Preferred Stock”), by the filing of a Certificate of Designations, Preferences, Rights and Limitations of 6.50% Series A Convertible Perpetual Stock (the “Certificate of Designations”) with the Secretary of State on June 10, 2015, and the powers (including voting powers) of the shares of such series, and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions, of the shares of such series are set forth such Certificate of Designations, and incorporated by reference in, the Certificate of Incorporation. The Certificate of Incorporation is in effect on the date of the filing of this Certificate of Retirement (the “Certificate of Retirement”).

SECOND: Section of 15(b) of the Certificate of Designations provides that any shares of the Series A Preferred Stock that are reacquired in any manner, including shares of Series A Preferred Stock that are purchased, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized but unissued shares of Preferred Stock (as defined in the Certificate of Incorporation) undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as a part of any series of Preferred Stock.

THIRD: On October 14, 2024, the Corporation entered into that certain Preferred Stock Repurchase Agreement (the “Repurchase Agreement”) to repurchase 363,000 shares of the Series A Preferred Stock, which shares constitute all of the issued and outstanding shares of the Series A Preferred Stock.

FOURTH: On October 29, 2024, the Corporation consummated the transactions contemplated by the Repurchase Agreement and repurchased all of the shares of the Series A Preferred Stock.

FIFTH: In accordance with the foregoing, the Board of Directors resolved to cancel and retire all of the shares of the Series A Preferred Stock that were repurchased, such that there are no shares of the Series A Preferred Stock outstanding.

SIXTH: Pursuant to the Section 243(b) of the DGCL, upon the effectiveness of this Certificate of Retirement, the Series A Preferred Stock will be retired and all of the shares of Series A Preferred Stock shall resume the status of authorized but unissued shares of Preferred Stock, such that the total number of authorized and unissued shares of undesignated Preferred Stock shall be 100,000,000.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Retirement to be signed by its duly authorized officer as of October 30, 2024.

MRC GLOBAL INC.

By:	/s/ Daniel J. Churay
Name:	Daniel J. Churay
Title:	Executive Vice President - Corporate Affairs, General Counsel & Corporate Secretary

[Signature Page to Certificate of Retirement]